KPMG

KPMG LLP

355 South Grand Avenue	Telephone	(213) 972-4000
Suite 2000	Fax	(213) 622-1217
Los Angeles, CA 90071-1568	Internet	www.us.kpmg.com

March 9, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Vitesse Semiconductor Corporation (“Vitesse”) and, under the date of December 12, 2005, we reported on the consolidated financial statements of Vitesse Semiconductor Corporation as of September 30, 2004 and 2005, and for each of the years in the three year period ended September 30, 2005. On December 19, 2006, our appointment as principal accountants was terminated. On December 20, 2006, the Company filed a Form 8-K, dated December 14, 2006 containing disclosures under Item 4.01. We read the Vitesse statements included under Item 4.01 of its Form 8-K dated December 14, 2006 regarding changes in the Company’s certifying accountants, and in a letter dated January 2, 2007, we provided our comments thereon, including an identification of those statements with which we disagreed and those statements with which we were not in a position to agree or disagree. The Company did not file our January 2, 2007 letter as an exhibit to its report containing the disclosures in Item 4.01 or in the Company’s subsequently filed Form 8-K/A, filed on January 3, 2007 or Form 8-K/A filed on February 27, 2007, as required by Item 304(a)(3) of Regulation S-K.

We have read the Vitesse statements under Item 4.01 of its Form 8-K/A filed on February 27, 2007 and we agree with such statements, except that:

1)	We are not in a position to agree or disagree with the statements in the first, fourth and fifth paragraphs or with the statements in the last sentence of the third paragraph.

2)

We do not agree with the statement in the second sentence of the eighth paragraph. We requested access to certain information in the possession of the Special Committee and at the time of our termination our request had not been granted.

Also, we are not in a position to agree or disagree with the statement made in Vitesse’s press release dated December 19, 2006 and filed as an exhibit under Item 8.01 of Form 8-K dated the same date that “The Board of Directors has dismissed KPMG LLP based on its lack of independence” or the statement in Vitesse’s press release dated December 22, 2006 that “Vitesse Semiconductor Corporation (VTSS.PK) clarifies its disclosure on December 19, 2006 regarding the dismissal of KPMG LLP as its independent public accounting firm by stating that the dismissal was a result of Vitesse’s consideration of potential claims it may have with respect to KPMG, which would impair its independence, rather than any finding by the Special Committee that KPMG lacked independence with respect to Vitesse prior to the date of the Special Committee’s report to the Board of Directors of Vitesse.”

Very truly yours,

KPMG LLP

KPMG LLP, a U.S. limited liability partnership, in the U.S.

member firm of KPMG International, a Swiss cooperative.